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                               CELSION CORPORATION
                            10220-I OLD COLUMBIA ROAD
                               COLUMBIA, MD 21046
                              PHONE: (410) 290-5390
                               FAX: (410) 290-5394



                                December 29, 2000






By Way of EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549
Attention:  Peggy A. Fisher

  Re:  Celsion Corporation--Registration Statement on Form S-1
       Commission File No. 333-51814

Ladies and Gentlemen:

       Pursuant to Rule 477 (a) under the Securities Exchange Act of 1933, as amended, Celsion Corporation (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form S-1 (Commission File Number 333-51814) (the "Registration Statement"). We originally filed the Registration Statement with the U.S. Securities and Exchange Commission (the "Commission") on December 14, 2000. The Company has determined that it would not be in its best interests to proceed with the contemplated offering at this time, due to continuing unfavorable market conditions. The Company has not offered or sold any securities by means of the preliminary prospectus contained in the Registration Statement.

       Accordingly, the Company requests that the Commission issue an order granting withdraw of the Registration Statement as promptly as possible. The Company also requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited to the Company's account with the Commission for future use.

       Please provide Anita J. Finkelstein, of the law firm of Venable, Baetjer, Howard & Civiletti, LLP, with a facsimile copy of the order consenting to the withdrawal of the


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U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention:  Peggy A. Fisher
December 29, 2000
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Registration Statement when it becomes available. Her facsimile number is (202)
962-8300. If you have any questions, please do not hesitate to contact me at
(410) 290-5390 or Ms. Finkelstein at (202) 962-4905.

       Thank you in advance for your consideration.

                                        Very truly yours,

                                        CELSION CORPORATION


                                        By:/s/ Spencer J. Volk
                                           ------------------------------------
                                           Spencer J. Volk
                                           President and Chief Executive Officer